Zi Corporation Extends eZiText License with Lenovo for Seventh Year

Lenovo intends to implement eZiText as its text messaging standard in China for a further three years

CALGARY, AB, April 16, 2008 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) (the “Company” or “Zi”), a leading provider of solutions for mobile search, text input and advertising, today announced that Lenovo Mobile, one of China’s leading handset manufacturers, has again chosen Zi Corporation’s eZiText™ predictive text technology for Lenovo’s advanced mobile handset portfolio in China.  Lenovo Mobile has extended its contract with Zi Corporation for three more years and the extension will allow Lenovo to integrate eZiText onto all of its mobile handsets through 2011.

Zi Corporation has worked with the Lenovo group for nearly ten years and in 2005, Lenovo Mobile chose to integrate eZiText onto its first Smartphone handset for the Chinese market, taking advantage of the quick, easy and personalized text input experience it offers users.  eZiText is now considered by many to be the most advanced predictive text input solution on the market and in extending this relationship, Zi Corporation’s eZiText solution will continue to appear on Lenovo handsets in China over the next three years.

Lenovo Mobile said, “We have worked with Zi Corporation for many years and have faith in its advanced technology, technical advice and post sales support. In our research we found that people highly praise our convenient text input solution, which is attributed to eZiText. We are delighted that we will be able to continue to include it as the text messaging standard on all Lenovo Mobile handsets for the coming years.”

Zi Corporation will be supplying Lenovo Mobile with 45 language databases for eZiText, including Chinese, English, French, Russian and Thai, which are most commonly used by its current customers.

Milos Djokovic, President and CEO of Zi, said: “The mobile market in China is one of the fastest growing in the world, with more than 500 million mobile phone users in the country. The extension of the Lenovo Mobile contract is of tremendous importance to Zi, as it validates the superiority of our technology. This is a real example of how our solution is used at the very top level, in a challenging market.”

“We are pleased with Lenovo Mobile’s continued confidence in eZiText and look forward to supplying the 40 new language databases to assist in their exploration of new overseas markets. Chinese domestic OEM’s are really starting to take advantage of our multi-language solutions for text input as well as our complimentary products for handwriting, key board and keypad input. We look forward to providing Lenovo Mobile with more Zi products in the very near future.”

Zi Corporation has implemented an aggressive strategy in the Chinese market and has won several major contracts in the region over the past six months.

About Lenovo Mobile

Lenovo Mobile Communication Technology Ltd. (herein referred to as “Lenovo Mobile”), was established in 2002. With independent R&D as its core competence, Lenovo Mobile is dedicated to provide stylish, simple innovative and high quality products, with state-of-the-art technology that will satisfy the personalized needs for value-added services and enhance the joy of mobile communication.

Since its establishment, Lenovo Mobile’s market share has increased dramatically. Currently Lenovo Mobile is No 1 among domestic handset manufacturers. Relying on its independent R&D and powerful sales channels, Lenovo Mobile has become a fundamental influence in the Chinese handset industry.

About eZiText

eZiText is a user-friendly text input system that enables consumer electronic manufacturers and telecom carriers to provide end users with a richer, more personalized text input experience. eZiText enables faster and more efficient text entry through predictive entry and word completion; the software also learns usage patterns and new vocabulary. eZiText supports 60 unique language databases.

About Zi Corporation
Zi Corporation (NASDAQ: ZICA) is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising.  Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices.  Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide.  A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).  For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties.  Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission.  Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change.  Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information.  Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are registered trademarks of the Zi Corporation and/or subsidiaries.  All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

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Emma Tagg / Jessica Culshaw
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Al Palombo / Ray Catroppa / Devin Rhoades
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